UNITED
SECURITIES AND EXC
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ANNUAL AUDI ED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67113

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NPB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3500 W. Olive Avenue, Suite 300
(No. and Street)

Burbank	CA	91505-4647
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Ching 818-827-7132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road,	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/19

OATH OR AFFIRMATION

I, Gary Ching, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPB Financial Group, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

SEE ATTACHED DOCUMENT

Signature

VP/CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27 (Date) day of Feb. (Month), 2013 (Year), by

(1) Gary K. Ching (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________ (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

AREN HACOUPIAN
Commission # 1970789
Notary Public - California
Los Angeles County
My Comm. Expires Feb 27, 2016

Place Notary Seal Above

Signature ________ (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ________

Document Date: ________ Number of Pages: ________

Signer(s) Other Than Named Above: ________

NPB Financial Group, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2012

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Auditor

Member Managers
NPB Financial Group, LLC
Burbank, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of NPB Financial Group, LLC as of December 31, 2012 and related statements of income, changes in members' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of NPB Financial Group, LLC's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPB Financial Group, LLC as of December 31, 2012, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 8, 2013

NPB Financial Group, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and equivalent	$	458,277
Clearing broker deposit		25,000
Commissions receivable		503,438
Other receivable - non allowable		8,540
Other assets and deposits		3,850
Prepaid expenses		23,715
Organization costs, net of accumulated amortization of $5,272		7,028
Furniture, fixtures and equipment		
net of accumulated depreciation of $23,601		12,061
Total Assets	$	1,041,909

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	576,146
Commissions payable		179,090
Deferred income		307
Total Liabilities		755,543
Members' Equity		286,366
Total Liabilities and Members' Equity	$	1,041,909

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenue	
Commissions	$ 7,526,293
Advisory fees	3,084,892
Other income	487,252
Total Revenue	11,098,437
Direct Costs	
Advisory fee expense	2,889,309
Commissions expense	6,952,944
Clearing expense	179,918
Communications	40,421
Trade errors	(7,126)
Total Direct Costs	10,055,466
Gross Profit	1,042,971
Expenses	
Computer and software expenses	90,157
Consulting	14,049
Depreciation	3,697
Dues and subscriptions	12,765
Education expense	1,801
Insurance	62,412
Interest expense	1,958
Legal and professional fees	85,105
Meetings and conferences	6,335
Office supplies	6,466
Payroll and related	529,173
Payroll processing	4,518
Pension plan contribution	39,668
Registration and regulatory fees	41,814
Rent and parking	49,156
Travel	20,562
All other	5,430
Total Operating Expenses	975,066
Income before Income Tax Provision	$ 67,905
Income Tax Provision	12,590
Net Income	$ 55,315

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2011	$ 358,704	$ (112,389)	$ 246,315
Net Income		55,315	55,315
Distributions	(15,264)		(15,264)
Balance, December 31, 2012	$ 343,440	$ (57,074)	$ 286,366

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Statement of Changes in Financial Condition
December 31, 2012

Cash Flows from Operating Activities:		
Net income	$	55,315
Depreciation and amortization		3,697
Changes in operating assets and liabilities:		
Commissions receivable		(41,952)
Other receivables		474
Other assets and deposits		879
Prepaid expenses		1,489
Accounts payable and accrued expenses		105,573
Commissions payable		(54,774)
Deferred income		(49,693)
Net cash provided by operating activities	$	21,008
Cash Flows for Investing Activities:		-
Purchase of furniture, fixtures and equipment		(6,270)
Net cash used in investing activities		(6,270)
Cash Flows from Financing Activities:		
Capital distribution		(15,264)
Net cash from financing activities		(15,264)
Net decrease in cash		(526)
Cash at beginning of year	$	458,803
Cash at end of year	$	458,277
SUPPLEMENTAL INFORMATION		
Interest paid	$	1,958
Income taxes paid	$	12,590

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Notes to Financial Statements
December 31, 2012

Note 1 – Organization and Nature of Business

NPB Financial Group, LLC (the "Company") was organized as a Limited Liability Company in the State of California on August 19, 2005 and is registered with the Securities and Exchange Commission as a broker-dealer in securities and as an investment advisor under the 1940 Investment Advisors Act as amended. The Company is also registered as a broker-dealer with the Financial Industry Regulatory Agency ("FINRA").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities dealer
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Investment advisory services
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transactions in listed securities by exchange member

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed both in advance and arrears, at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

Note 2 – Significant Accounting Policies (continued)

Income taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated using a modified accelerated cost recovery system. The estimated lives of the depreciable assets range from five to seven years.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2012.

Fair Value Measurements on a Recurring Basis
As of December 31, 2012

	Level 1	Level 2	Level 3	Total
Cash	$458,277	$ -	$ -	$458,277
Clearing Deposit	25,000			25,000
	$483,277	$ -	$ -	$483,277

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2012, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$22,683	$21,095

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6– Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $207,474 which was $157,104 in excess of its required net capital of $50,370. The Company's net capital ratio was 3.64 to 1.

Note 7 – Provision for Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2012, the Company recorded the minimum liability company income tax of $800 and gross receipts tax of $11,790.

Note 8 – Clearing Broker Deposit

The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts and perform certain recordkeeping functions and requires a minimum deposit of $25,000.

Note 9 – Pension Plan

The Company established a retirement plan effective January 1, 2010 covering substantially all of its employees over 21 years of age and with at least 1,000 hours of service per year.

The Profit Sharing Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation (not to exceed the current IRS limits). The Company will match 125% of the first 5% of employee contribution. The Company made a 5% Employer Profit Sharing Contribution based on compensation of all qualifying participants under the Plan for the 2012 Plan year. The Employer contribution vests 100% after 5 years of service. The Company contributed $39,668 to the Plan during the year ending December 31, 2012.

Note 10 – Contingencies

In the normal course of business, the Company is subject to pending and threatened legal actions. After reviewing the pending and threatened litigation with counsel, management believes that the outcome of such actions will not have a material adverse effect on the Company's statement of financial condition. The Company has created a legal reserve of $85,000 for the pending claims.

Note 11 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2012 through February 8, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

NPB Financial Group, LLC
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2012

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 286,366
Nonallowable assets:		
Commissions receivable - non allowable portion	$23,698	
Other receivable - non allowable	8,540	
Other assets and deposits	3,850	
Prepaid expenses	23,715	
Organization costs	7,028	
Furniture, fixtures and equipment - net of accum. depr.	12,061	(78,892)
Net Capital		$ 207,474
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness		$ 50,370
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 50,370
Excess Capital		$ 157,104
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 131,920
Computation of Aggregate Indebtedness		
Total liabilities		$ 755,543
Aggregate indebtedness to net capital		3.64

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 207,471
Variance	
Rounding	3
Net Capital per Audited Report	$ 207,474

See Accompanying Notes to Financial Statements

NPB Financial Group, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2012

A computation of reserve requirement is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NPB Financial Group, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2012

Information relating to possession or control requirements is not applicable to NPB Financial Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Member Managers
NPB Financial Group, LLC
Burbank, California

In planning and performing my audit of the financial statements of NPB Financial Group, LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member Managers
NPB Financial Group, LLC
Burbank, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2013

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Member Managers
NPB Financial Group, LLC
Burbank, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by NPB Financial Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NPB Financial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

NPB Financial Group, LLC's management is responsible for the NPB Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Member Managers
NPB Financial Group, LLC
Burbank, California

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 8, 2013

SEC Mail Processing
Received
MAR 05 2013
Wash., D.C.
193 Section

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2012

KSM KATZ SAPPER & MILLER

ksmcpa.com

NAVIDAR GROUP LLC

CONTENTS